

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Mr. David B. Potts
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> RE: **ARRIS Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **Responses dated September 25, 2013 and October 15, 2013**
> **File No. 000-31254**

Dear Mr. Potts:

We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

1. We note your response to comment 3 in our letter dated September 17, 2013 and your supplemental responses dated October 15, 2013. Please provide us with a copy of the valuation report for the Developed and In-process technologies. In addition, please address the following:

- Tell us the terms of the license agreements (including, the life, whether it is exclusive, whether it is transferable and whether it is tied to the patent lives); and

- Provide us with a list of each Developed and In-process technology you acquired and their useful life.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director